SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MANAGEMENT’S PROPOSAL FOR

2010 PROFIT ALLOCATION

The management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) has ascertained a Net Profit of R$ 214,197 thousand for fiscal year 2010 (“2010 Net Profit”), and proposes the following profit allocation:

1 – Legal Reserve

As set forth in art. 193 of Law 6.404/76, as amended (“LSA”), five per cent (5%) of the Net Profit for the Year, equivalent to R$ 10,710 thousand, shall be allocated to the Legal Reserve, not to exceed twenty percent (20%) of the capital stock.

2 – Dividends

In compliance with the provisions set forth in the Company’s Bylaws, in art. 202 of the LSA, and based on the 2010 Net Profit, this  management hereby proposes the distribution of the overall amount of R$ 50,872 thousand, by way of dividends, to be distributed to the holders of preferred and common shares of the Company, and the shareholders shall be ensured the right to payment of minimum dividends of 25% of the net profit for year [1] , as detailed below:

The form, the record date and the payment date of the dividends, without any interest whatsoever, shall be decided at the Regular and Special Shareholders’ Meeting to be held on April 27, 2011.

[1] Art. 26 of the Company’s Bylaws provides for the following:

ARTICLE 26 – Eventually accumulated losses and the provision for income tax shall be deducted from the net profit, before any profit sharing.

§ 1º - The statutory directors’ and officers’ profit sharing shall be calculated based on the remaining profit ascertained in accordance with this article, up to the maximum legal limit.

§ 2º - The net profit for the year, after the deduction mentioned in the preceding paragraph, shall be allocated as follows:

a) five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the paid-up capital stock;

b) twenty-five percent (25%) of the balance of the net profit for the year, after the deduction mentioned in the preceding paragraph and adjusted in conformity with art. 202 of Law no. 6404/76, shall be allocated for payment of the mandatory dividend to all the shareholders;

c) whenever the amount of the mandatory minimum dividend exceeds the realized net profit for the year, the management may propose, and the Shareholders’ Meeting may approve, to allocate the surplus to the unrealized profit reserve, under the terms of article 197 of Law no. 6404/76; and

d) the remaining balance shall be allocated as decided by the Board of Directors, assuming such allocation is approved by the Shareholders’ Meeting and not differently decided by it.

1

Period	Dividends (R$ million)	Dividends per share(1)	Interest on shareholders’ equity (R$ million)	Interest on shareholders’ equity per share(2)	Total value to be distributed (in million(3))	Amount of shares (in million)	Distribution Ratio(4)
2010	50.8	0.19	-	-	50.8	268.5	25,0%
2009	185.8	0.70	-	-	185.8	265.2	25,0%
2008	36.2	0.18	-	-	36.2	201.4	n/a
2007
1st Quarter/07	40.2	0.20	33,6	0,15	73.8	196.0	84,7%
2nd Quarter/07	41.2	0.20	34,8	0,15	76.0	196.2	50,9%
3rd Quarter/07	38.4	0.19	38,1	0,16	76.5	196.2	n/a
4th Quarter/07	38.4	0.19	38,1	0,16	76.5	196.2	n/a
TOTAL	158.2	-	144,6	-	302.8	-	n/a

  The amount of dividends per share was calculated considering the record date on December 2.010, therefore, it  may be  subject to changes until the date of the effective deliberation by the Annual Meeting.
  The per share payment represents the total amount to be distributed after deduction of 15% Withholding Income Tax;
  Amount to be distributed after deduction of 15% Withholding Income Tax levied only on interest on shareholders’ equity.
  The Distribution Ratio represents the percentage of the total base profit to be distributed per share, divided by the total value distributed.

During fiscal year 2007, the Company distributed interim dividends in the amount of R$302,775, being R$ 144,592 (R$ 71.47 per lot of 100 shares) as interest on the own capital, and R$ 158,183 (R$ 78.10 per lot of 100 shares) as dividends. The interim dividends exceed the mandatory minimum dividend in the amount of R$ 63,775. Consequently, there was dividend distribution based on the profit for previous fiscal years, allocated in previous years to the Profit Reserve account, in the amount of R$ 47,674.

Based on its dividend policy then in effect, and on the profit earned, the Company distributed interim dividends in the first (1st) quarter of 2008 in the amount of R$ 36,258 thousand. Due to the accumulated losses in the above referred fiscal year, such dividends were appropriated to the profit reserves for previous fiscal years.

The Company recorded Profits (Losses) per share, as follows

	Profit (loss) for the Year (thousands of Reais)	Profit (loss) per common shares (in Reais)	Profit (loss) per preferred shares (in Reais)
2010	214,197	0.79	0.79
2009	858,466	6.44	6.50
2008	(1,237,114)	(11.50)	(13.06)
2007	268,527	2.50	2.84

2

3 –Profit Reserves

In conformity with the Company’s Bylaws, the management hereby also proposes the remaining balance of the Net Profit, in the amount of R$ 152,615 thousand, to be held in the Profit Reserve account, in order to be used for fleet expansion projects and other investments, as described in the Company’s 2011 Budget Plan.

4 – Summary

This proposal contemplates the following allocation for the 2010 net profit:

SOURCES	R$
2010 Net Profit	214,197

ALLOCATIONS
Legal Reserve	10,710
Profit Reserve	152,615
Proposed Dividends	50,872
214,197

In face of the foregoing, we hereby submit this proposal to you, as per the resolution adopted by the management.

São Paulo, March 25, 2011.

THE MANAGEMENT

[This document is a free translation of the Portuguese original version]

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.